# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Terns Pharmaceuticals, Inc., CIK 0001831363
CUSIP: 880881107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1065 East Hillsdale Boulevard, Suite 100, Foster City, California (CA), 94404
Date of event which requires filing of this statement: 11/03/2025
Amends the filing with accession number 0000947871-21-000256
Filed by CIK 0001055951
Persons authorized to receive notices and communications: OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Capital GP VII LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Asia GP III, L.P., 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Advisors III Limited, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Genesis GP LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400

## Reporting persons
- ORBIMED ADVISORS LLC (CIK 0001055951): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,240,068; sole dispositive power 0; shared dispositive power 4,240,068; aggregate amount beneficially owned 4,240,068 (4.8% of the class)
- ORBIMED CAPITAL GP VII LLC (CIK 0001760648): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,722,283; sole dispositive power 0; shared dispositive power 2,722,283; aggregate amount beneficially owned 2,722,283 (3.1% of the class)
- OrbiMed Asia GP III, L.P. (CIK 0001841462): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,061,075; sole dispositive power 0; shared dispositive power 1,061,075; aggregate amount beneficially owned 1,061,075 (1.2% of the class)
- OrbiMed Advisors III Ltd (CIK 0001841537): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,061,075; sole dispositive power 0; shared dispositive power 1,061,075; aggregate amount beneficially owned 1,061,075 (1.2% of the class)
- OrbiMed Genesis GP LLC (CIK 0001808744): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 456,710; sole dispositive power 0; shared dispositive power 456,710; aggregate amount beneficially owned 456,710 (0.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Terns Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 1065 East Hillsdale Boulevard, Suite 100, Foster City, California (CA), 94404
Comment: This Amendment No. 6 ("Amendment No. 6") to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC ("OrbiMed Advisors"), OrbiMed Capital GP VII LLC ("GP VII"), OrbiMed Asia GP III, L.P. ("OAP GP III"), OrbiMed Advisors III Limited ("Advisors III") and OrbiMed Genesis GP LLC ("OrbiMed Genesis") (collectively, the "Reporting Persons") originally filed with the Securities and Exchange Commission (the "SEC") on February 23, 2021, as amended by Amendment No. 1 filed with the SEC on August 18, 2022, Amendment No. 2 filed with the SEC on December 28, 2022, Amendment No. 3 filed with the SEC on March 29, 2023, Amendment No. 4 filed with the SEC on July 18, 2024, and Amendment No. 5 filed with the SEC on September 16, 2024. This Amendment No. 6 is being filed to report that, as a result of the transactions described in Item 5(c) below, (i) the beneficial ownership of the outstanding Shares held by the Reporting Persons decreased by more than 1% and (ii) the Reporting Persons ceased to be beneficial owners of more than 5% of the Shares. As a result, this Amendment No. 6 is an exit filing for the Reporting Persons.

## Item 2. Identity and Background
Name of person filing:
OrbiMed Advisors is a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended.
GP VII is a limited liability company organized under the laws of Delaware.
OAP GP III is a Cayman Islands exempted limited partnership.
Advisors III is a Cayman Islands exempted company.
OrbiMed Genesis is a limited liability company organized under the laws of Delaware.
Carl L. Gordon is a United States citizen.
Sven H. Borho is a German and Swedish citizen.
W. Carter Neild is a United States citizen.
Geoffrey C. Hsu is a United States citizen.
C. Scotland Stevens is a United States citizen.
David P. Bonita is a United States citizen.
Peter A. Thompson is a United States citizen.
Matthew S. Rizzo is a United States citizen.
Mona Ashiya is a United States citizen.
Trey Block is a United States citizen.
Residence or business address: 601 Lexington Avenue, 54th Floor, New York, New York 10022.
Present principal occupation or employment:
OrbiMed Advisors is the managing member of GP VII and OrbiMed Genesis, as more particularly described in Item 6 below, and the advisory company to OrbiMed Asia Partners III, L.P. ("OAP III).
GP VII is the general partner of a limited partnership as more particularly described in Item 6 below.
OAP GP III is the general partner of a limited partnership, as more particularly described in Item 6 below.
Advisors III is the general partner of OAP GP III, as more particularly described in Item 6 below.
OrbiMed Genesis is the general partner of a limited partnership as more particularly described in Item 6 below.
Carl L. Gordon is a member of OrbiMed Advisors.
Sven H. Borho is a member of OrbiMed Advisors.
W. Carter Neild is a member of OrbiMed Advisors.
Geoffrey C. Hsu is a member of OrbiMed Advisors.
C. Scotland Stevens is a member of OrbiMed Advisors.
David P. Bonita is a member of OrbiMed Advisors.
Peter A. Thompson is a member of OrbiMed Advisors.
Matthew S. Rizzo is a member of OrbiMed Advisors.
Mona Ashiya is a member of OrbiMed Advisors.
Trey Block is the Chief Financial Officer of OrbiMed Advisors.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: Item 2(a) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Amendment No. 6, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer's capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following disclosure is based upon 87,821,048 Shares outstanding of the Issuer, which amount includes 87,511,048 Shares as of August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 5, 2025 and gives effect to any additional 310,000 warrants to purchase Shares ("Warrants") held by the Reporting Persons.

As of the date of this filing, OrbiMed Private Investments VII, LP ("OPI VII"), a limited partnership organized under the laws of Delaware, holds 2,722,283 Shares, which amount includes 207,500 Warrants, constituting approximately 3.1% of the issued and outstanding Shares. GP VII is the general partner of OPI VII, pursuant to the terms of the limited partnership agreement of OPI VII, and OrbiMed Advisors is the managing member of GP VII, pursuant to the terms of the limited liability company agreement of GP VII. As a result, OrbiMed Advisors and GP VII share power to direct the vote and disposition of the Shares held by OPI VII and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VII. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VII.

As of the date of this filing, OAP III, a limited partnership organized under the laws of the Cayman Islands, holds 1,061,075 Shares, which amount includes 38,450 Warrants, constituting approximately 1.2% of the issued and outstanding Shares. OAP GP III is the general partner of OAP III pursuant to the terms of the limited partnership agreement of OAP III, Advisors III is the general partner of OAP GP III pursuant to the terms of the limited partnership agreement of OAP GP III, and OrbiMed Advisors is the advisory company to OAP III pursuant to the terms of the limited partnership agreement of OAP III. As a result, OAP GP III, Advisors III, and OrbiMed Advisors share power to direct the vote and disposition of the Shares held by OAP III and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OAP III. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OAP III.

As of the date of this filing, OrbiMed Genesis Master Fund, L.P. ("Genesis"), a limited partnership organized under the laws of the Cayman Islands, holds 456,710 Shares, which amount includes 64,050 Warrants, constituting approximately 0.5% of the issued and outstanding Shares. OrbiMed Genesis is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis, and OrbiMed Advisors is the managing member of OrbiMed Genesis, pursuant to the terms of the limited liability company agreement of OrbiMed Genesis. As a result, OrbiMed Advisors and OrbiMed Genesis share power to direct the vote and disposition of the Shares held by Genesis and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by Genesis. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by Genesis.

In addition, OrbiMed Advisors, GP VII, OAP GP III, and Advisors III, pursuant to their authority under the limited partnership agreements of OPI VII and OAP III, caused OPI VII and OAP III to enter into the agreements referred to in Item 6 below.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
On October 16, 2025, GEN sold 562 Shares at a price of $9.00.
On October 16, 2025, OAP3 sold 1,464 Shares at a price of $9.00.
On October 16, 2025, OPI7 sold 3,601 Shares at a price of $9.00.
On November 3, 2025, GEN sold 174,065 Shares at a price of $15.31.
On November 3, 2025, OAP3 sold 453,319 Shares at a price of $15.31.
On November 3, 2025, OPI7 sold 1,114,779 Shares at a price of $15.31.
On November 3, 2025, GEN sold 188,348 Shares at a price of $13.29.
On November 3, 2025, OAP3 sold 145,686 Shares at a price of $13.29.
On November 3, 2025, OAP3 sold 344,830 Shares at a price of $13.29.
On November 3, 2025, OPI7 sold 374,747 Shares at a price of $13.29.
On November 3, 2025, OPI7 sold 831,502 Shares at a price of $13.29.

The above Shares were sold pursuant to a 10b5-1 plan.

The Reporting Persons undertake, upon request by the staff of the SEC or the Issuer to provide full information regarding the number of Shares sold at each separate price.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of November 3, 2025, the Reporting Persons are believed to have ceased to be the beneficial owners of more than five percent of the outstanding Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP VII is the general partner of OPI VII, pursuant to the terms of the limited partnership agreement of OPI VII. Pursuant to this agreement and relationship, GP VII has discretionary investment management authority with respect to the assets of OPI VII. Such authority includes the power to vote and otherwise dispose of securities held by OPI VII. The number of outstanding Shares of the Issuer attributable to OPI VII is 2,722,283 Shares, which amount includes 207,500 Warrants. GP VII, pursuant to its authority under the limited partnership agreement of OPI VII, may be considered to hold indirectly 2,722,283 Shares, which amount includes 207,500 Warrants.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OAP GP III is the general partner of OAP III, pursuant to the terms of the limited partnership agreement of OAP III and Advisors III is the general partner of OAP GP III pursuant to the terms of the limited partnership agreement of OAP GP III. Pursuant to this agreement and relationship, OAP GP III and Advisors III have discretionary investment management authority with respect to the assets of OAP III. Such authority includes the power to vote and otherwise dispose of securities held by OAP III. The number of outstanding Shares of the Issuer attributable to OAP III is 1,061,075 Shares, which amount includes 38,450 Warrants. OAP GP III and Advisors III, pursuant to their authority under the limited partnership agreements of OAP III and Advisors III, respectively, may be considered to hold indirectly 1,061,075 Shares, which amount includes 38,450 Warrants.

OrbiMed Genesis is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis. Pursuant to this agreement and relationship, OrbiMed Genesis has discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power to vote and otherwise dispose of securities held by Genesis. The number of outstanding Shares of the Issuer attributable to Genesis is 456,710 Shares, which amount includes 64,050 Warrants. OrbiMed Genesis, pursuant to its authority under the limited partnership agreement of Genesis, may be considered to hold indirectly 456,710 Shares, which amount includes 64,050 Warrants.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Advisors is the managing member of GP VII and OrbiMed Genesis, pursuant to the terms of the limited liability company agreements of GP VII and OrbiMed Genesis, and OrbiMed Advisors is the advisory company to OAP III, pursuant to the terms of the limited partnership agreement of OAP III. Pursuant to these agreements and relationships, OrbiMed Advisors and GP VII have discretionary investment management authority with respect to the assets of OPI VII, OrbiMed Advisors and OrbiMed Genesis have discretionary investment management authority with respect to the assets of Genesis, and OrbiMed Advisors, OAP GP III, and Advisors III have discretionary investment management authority with respect to the assets of OAP III. Such authority includes the power of GP VII to vote and otherwise dispose of securities held by OPI VII, OrbiMed Genesis to vote and otherwise dispose of securities held by Genesis, and OAP GP III and Advisors III to vote and otherwise dispose of securities held by OAP III. The number of outstanding Shares attributable to OPI VII is 2,722,283 Shares, which amount includes 207,5000 Warrants, the number of outstanding Shares attributable to Genesis is 456,710 Shares, which amount includes 64,050 Warrants, and the number of outstanding Shares attributable to OAP III is 1,061,075 Shares, which amount includes 38,400 Warrants. OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreements of GP VII and OrbiMed Genesis, as well as the limited partnership agreement of OAP III, may also be considered to hold indirectly 4,240,068 Shares, which amount includes 310,000 Warrants.

Investors' Rights Agreement

OPI VII, OAP III, and certain other stockholders of the Issuer entered into an Investors' Rights Agreement with the Issuer (the "Investors' Rights Agreement"), dated as of December 29, 2020. Pursuant to the Investors' Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

At any time beginning six months following the date of the effective date of the registration statement of the Issuer's initial public offering, the holders of at least 20% of the registrable securities then outstanding of the Issuer may make a written request that the Issuer register some or all of their registrable securities, subject to certain specified conditions and exceptions, including that the registration statement be with respect to at least 40% of the registerable securities (or a lesser percent if the anticipated aggregate offering price, net of selling expenses, would exceed $25 million). The Issuer is required to use commercially reasonable efforts to effect the registration and will pay all registration expenses, other than underwriting discounts and commissions, related to any demand registration. The Issuer is not obligated to effect more than two of these registrations.

Piggyback Registration Rights

Whenever the Issuer proposes to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), other than with respect to certain excluded registrations, OPI VII and OAP III will be entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of Shares included in the registration, to include the Shares held by them in the registration.

Form F-3 or Form S-3 Registration Rights

At any time after the Issuer is qualified to file a registration statement on Form F-3 or Form S-3 under the Securities Act, and subject to limitations and conditions specified in the Investors' Rights Agreement, holders of at least 10% of the registrable securities then outstanding may make a written request that the Issuer prepare and file a registration statement on Form S-3 covering their Shares, so long as the aggregate price to the public equal or exceeds $1 million. The Issuer is not obligated to effect more than two of these Form S-3 registrations in any 12-month period.

The foregoing description of the Investors' Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, which is filed as Exhibit 2 and incorporated herein by reference.

The foregoing description of the Investors' Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investors' Rights Agreement, a copy of which is filed as Exhibit 2 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

1. Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Genesis GP LLC, OrbiMed Asia GP III, L.P., OrbiMed Advisors III Limited, and OrbiMed Capital GP VII LLC.

2. Investors' Rights Agreement by and among the Issuer and each of the signatories thereto, dated as of December 29, 2020 (incorporated by reference to Exhibit 10.1 to the Issuer's Registration Statement on Form S-1 (SEC 333-252180), filed with the SEC on January 15, 2021).
https://www.sec.gov/Archives/edgar/data/1831363/000119312521010241/d56372dex101.htm

## Signatures
- ORBIMED ADVISORS LLC: /s/ Carl L. Gordon, Carl L. Gordon / Member (11/05/2025)
- ORBIMED CAPITAL GP VII LLC: /s/ Carl L. Gordon, Carl L. Gordon / Member of OrbiMed Advisors LLC (11/05/2025)
- OrbiMed Asia GP III, L.P.: /s/ Carl L. Gordon, Carl L. Gordon / Director of OrbiMed Advisors III Limited (11/05/2025)
- OrbiMed Advisors III Ltd: /s/ Carl L. Gordon, Carl L. Gordon / Director (11/05/2025)
- OrbiMed Genesis GP LLC: /s/ Carl L. Gordon, Carl L. Gordon / Member of OrbiMed Advisors LLC (11/05/2025)